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                              November 27, 2023

       Roland Caputo
       Chief Financial Officer
       The New York Times Company
       620 Eighth Ave
       New York, NY 10018

                                                        Re: The New York Times
Company
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response Dated
October 18, 2023
                                                            File No. 001-05837

       Dear Roland Caputo:

              We have reviewed your October 18, 2023 response to our comment letter and have the following comment.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       16. Segment Information, page 111

   1. We note your response to comment 5 and the expanded non-GAAP reconciliation for consolidated adjusted
operating costs that you intend to include in future filings. Please further revise your
proposed disclosures to also reconcile adjusted operating costs by individual segment to
the corresponding GAAP measure. The reconciliation should
                                                        include detail of all
significant adjusting amounts.
 Roland Caputo
The New York Times Company
November 27, 2023
Page 2

       Please contact Andrew Blume at 202-551-3254 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,
FirstName LastNameRoland Caputo
                                                         Division of
Corporation Finance
Comapany NameThe New York Times Company
                                                         Office of
Manufacturing
November 27, 2023 Page 2
cc:       Will Bardeen
FirstName LastName